Exhibit 99.3

Unaudited Pro Forma Condensed Combined Financial Information

Oaktree Capital Management, L.P. (“Oaktree”) Working Interest Asset Acquisition

On June 6, 2024, Diversified Energy Company, PLC (the “Company”) acquired Oaktree Capital Management, LP’s 100% membership interest in OCM Denali Holdings, LLC and its subsidiaries (the “Oaktree Transaction”), whose assets predominantly included non-operated working interests in producing wells and related facilities (the “Assets”) that are operated by the Company. The Company assessed the Assets and determined that the Oaktree Transaction was considered an asset acquisition rather than a business combination. When making this determination, management evaluated the Oaktree Transaction under International Financial Reporting Standards 3 (“IFRS 3”) and concluded that the acquired assets did not meet the definition of a business. The Company paid purchase consideration of $220.8 million, inclusive of transaction costs of $1.2 million and customary purchase price adjustments. As part of the Oaktree Transaction, the Company assumed Oaktree’s debt of $132.6 million. The Company funded the purchase through a combination of existing and expanded liquidity and issued approximately $83.3 million in notes payable to Oaktree.

Unaudited Pro Forma Condensed Combined Financial Statements

The following Unaudited Pro Forma Condensed Combined Financial Statements are derived from the historical consolidated financial statements of the Company and historical Statements of Revenues and Direct Operating Expenses related to the Oaktree Transaction.

The Company accounted for the Oaktree Transaction as an asset acquisition under IFRS, as the assets and operations acquired in the Oaktree Transaction do not meet the definition of a business under IFRS 3.

The Oaktree Transaction closed on June 6, 2024. Therefore, the Oaktree Transaction is included in the Company’s Condensed Consolidated Statement of Financial Position as of June 30, 2024. The Unaudited Pro Forma Condensed Combined Statements of Operations for the six-month period ended June 30, 2024 and the year ended December 31, 2023 presented below were prepared as if the Oaktree Transaction had occurred on January 1, 2023.

The Unaudited Pro Forma Condensed Combined Financial Statements reflect the following pro forma adjustments related to the Oaktree Transaction, based on available information and certain assumptions that the Company believes are reasonable:

•	adjustments for additional interest expense for the Company’s related borrowing on its Credit Facility, the issuance of a note payable to Oaktree and the assumption of Oaktree’s debt;
•	adjustments for additional depletion expense related to the acquired producing properties;
•	adjustments for additional accretion expense associated with Oaktree’s proportionate working interest in the asset retirement obligations; and
•	the recognition of estimated tax impacts of the pro forma adjustments.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statement. In the Company’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The historical consolidated financial statements have been adjusted in the Unaudited Pro Forma Condensed Combined Financial Statements to give effect to the Oaktree Transaction.

The unaudited pro forma condensed combined financial information is not intended to represent what the Company’s financial position or results of operations would have been had the Oaktree Transaction actually been consummated on the assumed date nor does it purport to project the future operating results of the combined company following the Oaktree Transaction. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Oaktree Transaction, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that the combined company may achieve with respect to the combined operations. Specifically, the unaudited pro forma condensed combined statement of operations does not include projected synergies expected to be achieved as a result of the Oaktree Transaction and any associated costs that may be required to be incurred to achieve the identified synergies. The Unaudited Pro Forma Condensed Combined Statements of Operations also exclude the effects of costs of integration activities and asset dispositions that may result from the Oaktree Transaction.

The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in the Company’s annual report on Form 20-F for the year ended December 31, 2023 and interim report for the six months ended June 30, 2024 and the historical Oaktree Statements of Revenues and Direct Operating Expenses and accompanying notes thereto filed as Exhibits 99.1 and 99.2 to this report on Form 6-K of which this Exhibit 99.3 is a part.

Exhibit 99.3
Diversified Energy Company PLC Pro Forma Condensed Combined Statement of Operations For the Six Months Ended June 30, 2024 (Unaudited)

(In thousands, except per share data)	DEC Historical	Oaktree Historical (a)	Oaktree Transaction Adjustments		Pro Forma Combined
Revenue	$368,674 $	35,398	$20,891	(b)	$424,963
Operating expense	(196,112)	(19,344)	(8,562)	(b)	(224,018)
Depreciation, depletion and amortization	(119,220)	—	(14,887)	(c)	(134,097)
Gross profit	53,342	16,054	(2,548)		66,848
General and administrative expense	(58,326)	—	—		(58,326)
Gain (loss) on natural gas and oil property and equipment	7,210	—	—		7,210
Unrealized gain (loss) on investment	2,433	—	—		2,433
Gain (loss) on derivative financial instruments	(2,268)	—	—		(2,268)
Operating profit (loss)	2,391	16,054	(2,548)		15,897
Finance costs	(60,581)	—	(10,684)	(d)	(71,265)
Accretion of asset retirement obligation	(14,667)	—	(754)	(e)	(15,421)
Loss on early retirement of debt	(10,649)	—	—		(10,649)
Other income (expense)	1,254	—	—		1,254
Income (loss) before taxation	(82,252)	16,054	(13,986)		(80,184)
Income tax benefit (expense)	97,997	—	(497)	(f)	97,500
Net income (loss)	15,745	16,054	(14,483)		17,316
Other comprehensive income (loss)	(1,905)	—	—		(1,905)
Total comprehensive income (loss)	$13,840	$16,054	$(14,483)		$15,411
Net income (loss) attributable to owners of the parent
Diversified Energy Company PLC	$15,061	$16,054	$(14,483)		$16,632
Non-controlling interest	684	—	—		684
Net income (loss)	$15,745	$16,054	$(14,483)		$17,316
Earnings (loss) per share attributable to owners of the parent
Earnings (loss) per share - basic	$0.32	$—	$—		$0.35
Earnings (loss) per share - diluted	$0.32	$—	$—		$0.35

Weighted average shares outstanding - basic	47,202	—	—		47,202
Weighted average shares outstanding - diluted	47,561	—	—		47,561

See accompanying notes to unaudited pro forma condensed combined financial information.

Exhibit 99.3
Diversified Energy Company PLC Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2023 (Unaudited)

(In thousands, except per share data)	DEC Historical	Oaktree Historical (g)	Oaktree Transaction Adjustments		Pro Forma Combined
Revenue	$868,263 $	152,521	$—		$1,020,784
Operating expense	(440,562)	(87,210)	—		(527,772)
Depreciation, depletion and amortization	(224,546)	—	(38,720)	(c)	(263,266)
Gross profit	203,155	65,311	(38,720)		229,746
General and administrative expense	(119,722)	—	—		(119,722)
Allowance for expected credit losses	(8,478)	—	—		(8,478)
Gain (loss) on natural gas and oil property and equipment	24,146	—	—		24,146
Gain (loss) on sale of equity interest	18,440	—	—		18,440
Unrealized gain (loss) on investment	4,610	—	—		4,610
Gain (loss) on derivative financial instruments	1,080,516	—	—		1,080,516
Impairment of proved properties	(41,616)	—	—		(41,616)
Operating profit (loss)	1,161,051	65,311	(38,720)		1,187,642
Finance costs	(134,166)	—	(29,605)	(d)	(163,771)
Accretion of asset retirement obligation	(26,926)	—	(1,809)	(e)	(28,735)
Other income (expense)	385	—	—		385
Income (loss) before taxation	1,000,344	65,311	(70,134)		995,521
Income tax benefit (expense)	(240,643)	—	1,160	(f)	(239,483)
Net income (loss)	759,701	65,311	(68,974)		756,038
Other comprehensive income (loss)	(270)	—	—		(270)
Total comprehensive income (loss)	$759,431	$65,311	$(68,974)		$755,768
Net income (loss) attributable to owners of the parent
Diversified Energy Company PLC	$758,018	$65,311	$(68,974)		$754,355
Non-controlling interest	1,683	—	—		1,683
Net income (loss)	$759,701	$65,311	$(68,974)		$756,038

Earnings (loss) per share attributable to owners of the parent
Earnings (loss) per share - basic	$16.07	$—	$—		$15.99
Earnings (loss) per share - diluted	$15.95	$—	$—		$15.88

Weighted average shares outstanding - basic	47,165	—	—		47,165
Weighted average shares outstanding - diluted	47,514	—	—		47,514

See accompanying notes to unaudited pro forma condensed combined financial information.

Exhibit 99.3
Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared based on the historical consolidated financial statements of the Company for the year ended December 31, 2023 and the six months ended June 30, 2024, the historical Oaktree Statements of Revenues and Direct Operating Expenses and the historical financial activity of Oaktree from April 1, 2024 through June 6, 2024, the closing date of the Oaktree Transaction. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 and the year ended December 31, 2023 were prepared assuming the Oaktree Transaction occurred on January 1, 2023. The Oaktree Transaction closed on June 6, 2024. Therefore, the Oaktree Transaction is already included in the Company's condensed consolidated statement of financial position as of June 30, 2024.

The unaudited pro forma condensed combined financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions that the Company believes are reasonable, however, actual results may differ from those reflected in this statement. In the Company’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The unaudited pro forma condensed combined financial information does not purport to represent what the Company’s results of operations would have been if the Oaktree Transaction had actually occurred on the date indicated above, nor is it indicative of the Company’s future results of operations. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and related notes of the Company, as applicable, for the period presented.

Note 2 - Pro Forma Adjustments

The Company accounted for the Oaktree Transaction as an asset acquisition under International Financial Reporting Standards (“IFRS”), as the assets and operations acquired in the Oaktree Transaction do not meet the definition of a business under IFRS 3. The allocation of the purchase price is based upon management’s estimates of and assumptions related to the relative fair value of assets acquired and liabilities assumed as of June 6, 2024.

The following adjustments have been made to the accompanying unaudited pro forma condensed combined financial information:

(a)	Amounts are derived from the Oaktree historical Statement of Revenues and Direct Operating Expenses for the three months ended March 31, 2024 included as Exhibit 99.1.

(b)	Adjustments are for the period April 1, 2024 through June 6, 2024, the date the Oaktree Transaction closed.

(c)	Depletion expense associated with the acquired producing properties for the respective 6 and 12 month periods presented.

(d)
Interest expense for the Company’s related $172 million borrowing on its Credit Facility and ABS Warehouse Facility using current interest rates, the issuance of an $83 million note payable to Oaktree and the assumption of Oaktree’s $133 million proportionate share of the ABS VI debt.

(e)	Accretion of asset retirement obligation associated with Oaktree’s proportionate working interest in the asset retirement obligations.

(f)	Adjustments to the income tax provision reflect the historical and adjusted income (loss) before taxation multiplied by an approximate 24% effective tax rate for the periods presented.

(g)	Amounts are derived from the Oaktree historical Statement of Revenues and Direct Operating Expenses for the year ended December 31, 2023 included as Exhibit 99.2.

Note 3 - Supplemental Oil & Gas Reserve Information

Estimated Quantities of Proved Oil and Natural Gas Reserves

The following tables present information regarding net proved oil and natural gas reserves attributable to the Company's interests in proved properties as of December 31, 2023. The information set forth in the tables regarding historical reserves of the Company is based on proved reserves reports prepared in accordance with Securities and Exchange Commission’s (“SEC”) rules. The Company's petroleum engineers prepared the proved reserves reports as of December 31, 2023.

In addition, the following tables also set forth information as of December 31, 2023 about the estimated net proved oil and natural gas reserves attributable to the Oaktree Transaction, and the pro forma estimated net proved oil and natural gas reserves as if the Oaktree Transaction had occurred on January 1, 2023. The reserve estimates attributable to the Oaktree Transaction at December 31, 2023 presented in the table below were prepared in accordance with the authoritative guidance of the SEC on oil and natural gas reserve estimation and disclosures.

Reserve estimates are inherently imprecise and are generally based upon extrapolation of historical production trends, analogy to similar properties and volumetric calculations. Accordingly, reserve estimates are expected to change, and such changes could be material and occur in the near term as future information becomes available.

Exhibit 99.3
	Natural Gas (MMcf)
		Oaktree
		Transaction	Pro Forma
	DEC Historical	Adjustments	Combined
Total proved reserves, beginning of period	4,349,611	555,228	4,904,839
Revisions of previous estimates	(658,917)	(146,142)	(805,059)
Extensions, discoveries and other additions	712	3,383	4,095
Production	(256,378)	(39,539)	(295,917)
Purchase of reserves in place	105,713	—	105,713
Sales of reserves in place	(340,697)	—	(340,697)
Total proved reserves, end of period	3,200,044	372,930	3,572,974
Proved developed reserves
Beginning of period	4,340,779	555,228	4,896,007
End of period	3,184,499	372,930	3,557,429
Proved undeveloped reserves:
Beginning of period	8,832	—	8,832
End of period	15,545	—	15,545

	NGLs (MBbls)
		Oaktree
		Transaction	Pro Forma
	DEC Historical	Adjustments	Combined
Total proved reserves, beginning of period	101,931	13,352	115,283
Revisions of previous estimates	153	(3,737)	(3,584)
Extensions, discoveries and other additions	—	50	50
Production	(5,832)	(949)	(6,781)
Purchase of reserves in place	2,592	—	2,592
Sales of reserves in place	(3,143)	—	(3,143)
Total proved reserves, end of period	95,701	8,716	104,417
Proved developed reserves
Beginning of period	101,931	13,352	115,283
End of period	94,391	8,716	103,107
Proved undeveloped reserves:
Beginning of period	—	—	—
End of period	1,310	—	1,310

	Oil (MBbls)
		Oaktree
		Transaction	Pro Forma
	DEC Historical	Adjustments	Combined
Total proved reserves, beginning of period	14,830	6,469	21,299
Revisions of previous estimates	(230)	(616)	(846)
Extensions, discoveries and other additions	50	83	133
Production	(1,377)	(657)	(2,034)
Purchase of reserves in place	923	—	923
Sales of reserves in place	(1,580)	—	(1,580)
Total proved reserves, end of period	12,616	5,279	17,895
Proved developed reserves
Beginning of period	14,830	6,469	21,299
End of period	12,380	5,279	17,659
Proved undeveloped reserves:
Beginning of period	—	—	—
End of period	236	—	236

Exhibit 99.3
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following table presents the standardized measure of discounted future net cash flows relating to the proved oil and natural gas reserves of the Company and the Oaktree Transaction on a pro forma combined basis as of December 31, 2023. The standardized measure shown below represents estimates only and should not be construed as the current market value of the Company’s estimated oil and natural gas reserves or those acquired estimated oil and natural gas reserves attributable to the Oaktree Transaction.

	December 31, 2023
(In thousands)	DEC Historical	Oaktree Transaction Adjustments	Pro Forma Combined
Future cash inflows	$10,900,742	$1,371,293	$12,272,035
Future production costs	(5,345,117)	(725,738)	(6,070,855)
Future development costs	(1,937,293)	(174,796)	(2,112,089)
Future income tax expense	(653,216)	(1,621)	(654,837)
Future net cash flows	2,965,116	469,138	3,434,254
10% annual discount for estimated timing of cash flows	(1,219,580)	(140,870)	(1,360,450)
Standardized Measure	$1,745,536	$328,268	$2,073,804

The following table sets forth the principal changes in the standardized measure of discounted future net cash flows applicable to estimated net proved oil and natural gas reserves of the Company and the Oaktree Transaction on a pro forma combined basis as of December 31, 2023:

	December 31, 2023
		Oaktree
		Transaction	Pro Forma
(In thousands)	DEC Historical	Adjustments	Combined
Standardized Measure, beginning of year	$6,743,100	$1,324,614	$8,067,714
Sales and transfers of natural gas and oil produced, net of production costs	(431,629)	(65,311)	(496,940)
Net changes in prices and production costs	(5,850,625)	(760,888)	(6,611,513)
Extensions, discoveries, and other additions, net of future production and development costs	(13,682)	5,027	(8,655)
Acquisition of reserves in place	122,613	—	122,613
Divestiture of reserves in place	(377,097)	—	(377,097)
Revisions of previous quantity estimates	(1,224,544)	(342,713)	(1,567,257)
Net change in income taxes	1,688,208	1,842	1,690,050
Changes in production rates (timing) and other	206,646	32,965	239,611
Accretion of discount	882,546	132,732	1,015,278
Standardized Measure, end of year	$1,745,536	$328,268	$2,073,804